UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 30, 2018

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

(Exact Name of Registrant as specified in its charter)

Cayman Islands	001-37906	98-1329150
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

65 East 55th Street 18th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 593-6900

(Registrant’s telephone number, including area code)

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒             Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐               Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐               Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.                Entry into a Material Definitive Agreement.

As previously disclosed, on October 16, 2016, Avista Healthcare Public Acquisition Corp. (“AHPAC”), its directors and officers and Avista Acquisition Corp. (“Sponsor”) entered into a Letter Agreement (the “Letter Agreement”) in connection with AHPAC’s initial public offering.

On October 30, 2018, pursuant to Section 12 of the Letter Agreement, AHPAC, its directors and officers and the Sponsor amended the Letter Agreement (the “Letter Agreement Amendment”). The Letter Agreement Amendment was entered into as the Sponsor and the other holders of the Company’s Class B ordinary shares, which includes each member of AHPAC’s Board of Directors, have indicated their intent to support the continuing existence of AHPAC and the consummation of the business combination (the “Business Combination”) with Organogenesis Inc. (“Organogenesis”) and not proceed with liquidation and dissolution of AHPAC. The Letter Agreement Amendment eliminates any obligation on the part of AHPAC, the Sponsor and AHPAC’s directors and officers pursuant to the Letter Agreement to cease operations and proceed with the liquidation and dissolution of AHPAC. The Letter Agreement Amendment does not relieve any party from its obligation to take all reasonable steps to complete the redemption as required by AHPAC’s amended and restated memorandum and articles of association as a result of the failure of AHPAC’s shareholders to approve the extension, from October 14, 2018 to February 15, 2019, of the time period available to AHPAC to complete an initial business combination without liquidating the trust account and redeeming all public shares for their pro rata portion of the trust account.

A copy of the Letter Agreement Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amended Letter Agreement is qualified in its entirety by reference thereto.

Forward-Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “will,” “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” “extend,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements relating to the redemption of the public shares, the continued existence and operations of AHPAC to pursue the proposed Business Combination, and the proposed Business Combination. Forward looking statements with respect to the redemption, the continued existence and operations of AHPAC, the proposed Business Combination, strategies, prospects and other aspects of the businesses of AHPAC, Organogenesis or the combined company after completion of the Business Combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed Business Combination contemplated therein; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of AHPAC or other conditions to closing in the Merger Agreement; (3) the ability to meet applicable NASDAQ listing standards; (4) the risk that the proposed Business Combination disrupts current plans and operations of Organogenesis as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed Business Combination; (7) changes in applicable laws or regulations; (8) the possibility that Organogenesis may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the definitive registration statement of AHPAC filed in connection with the proposed Business Combination and the joint proxy/consent solicitation statement/prospectus contained therein, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by AHPAC. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. AHPAC and Organogenesis undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Investors should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this Current Report speak as of the date of this release. Although AHPAC may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by applicable securities laws.

Disclaimer

This Current Report shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Current Report relates to a proposed Business Combination between AHPAC and Organogenesis.

Additional Information About the Business Combination

In connection with the proposed Business Combination between Organogenesis and AHPAC, AHPAC has filed with the SEC registration statement on Form S-4 and joint proxy/consent solicitation statement/prospectus forming a part thereof (the “Registration Statement”) and will mail a definitive Registration Statement and other relevant documentation to AHPAC’s shareholders. AHPAC’s shareholders and other interested persons are advised to read the preliminary Registration Statement and the amendments thereto and, when available, the definitive Registration Statement and documents incorporated by reference therein as these materials will contain important information about AHPAC, Organogenesis and the Business Combination. The definitive Registration Statement will be mailed to AHPAC’s shareholders as of a record date to be established for voting on the proposed Business Combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary and definitive Registration Statement once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Avista Healthcare Public Acquisition Corp., 65 East 55th Street, 18th Floor, New York, NY 10022.

AHPAC shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about AHPAC and Organogenesis, once such documents are filed with the SEC.

Participants in the Solicitation

AHPAC and its directors, executive officers and other members of its management and employees and Organogenesis and its directors and management may be deemed to be participants in the solicitation of proxies from AHPAC’s shareholders in connection with the proposed Business Combination. Shareholders are urged to carefully read the Registration Statement regarding the proposed Business Combination, because it contains important information. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AHPAC’s shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement when it is filed with the SEC. Information about AHPAC’s executive officers and directors also will be set forth in the Registration Statement relating to the proposed Business Combination when it becomes available.

Item 9.01 Financial Statements and Exhibits.

(d)            Exhibits

Exhibit No.	Exhibit

2.1	Amended Letter Agreement, dated October 30, 2018, by and among Avista Healthcare Public Acquisition Corp., its officers and directors and Avista Acquisition Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

By:	/s/ Benjamin Silbert
Name:	Benjamin Silbert
Title:	General Counsel and Secretary

Date: October 30, 2018